

MAIL STOP 7010

June 5, 2006

William R. Dutmers
Chairman and Chief Executive Officer
Knape & Vogt Manufacturing Company
2700 Oak Industrial Drive, N.E.
Grand Rapids, MI 49505

RE: Preliminary Proxy Statement on Schedule 14A
File No. 01859
Amended may 22, 2006

Dear Mr. Dutmers:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We reissue comment 4 of our letter dated May 16, 2004.

2. We are continuing to review the materials you submitted to us in response to comments 34 and 35. We may have further comment upon completion of our review.

Summary, page

3. We note your revised disclosure in response to comment 13 of our letter dated May 16, 2006. Please revise further to clarify what you mean by "committed capital" in the last sentence.

Background of the Merger

4. We reissue comment 18 of our May 18, 2006 letter.

5. In the second to last paragraph, please revise to disclose the open questions that the abstaining member had.

Reasons for the Merger and Recommendation of Our Board of Directors, page 11

6. We note that as of February 9, 2006, that your financial advisor concluded that the per share merger consideration of $19.00 was fair from a financial point of view. Please clarify and disclose that this was their conclusion as of the date of the updated opinion.

Opinion of W. Y. Campbell & Company, page 13

7. Please tell us supplementally what differences W.Y. Campbell took into account in issuing its revised opinion. We may have further comment based on your response.

8. Please clarify the significance to the financial advisor's opinion of the fourth bullet on page 14 that that W. Y. Campbell visited, but did not perform an inspection, examination or appraisal of, Knape &Vogt's headquarters and primary manufacturing facility located in Grand Rapids, Michigan.

The Agreement and Plan of Merger, page

9. We note the fourth sentence of the first paragraph of this section. Investors are entitled to rely on disclosures in your publicly filed documents. Therefore, please delete this sentence to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Closing Comments

Please contact Craig Slivka at (202) 551-3729 or in his absence Lesli Sheppard at (202) 551-3708 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

CC: David Molhoek, Esq.
       Eric Bredemeir, Esq.
       Joseph Levan, Esq.
       (616) 336-7000